SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

PROPEL MEDIA, INC.
(Name of Issuer)
Common Stock, par value $0.0001 par value
(Title of Class of Securities)
74346J106
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346J106	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neptune Capital Trust
2.	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cook Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 61,650,368 Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 61,650,368 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,650,368 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74346J106	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian Mason
2.	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 61,650,368 Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 61,650,368 Shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,650,368 Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.7%
12.	Type of Reporting Person (SEE INSTRUCTIONS) IN

CUSIP No. 74346J106	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Propel Media, Inc. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

525 Washington Blvd, Suite 2620, Jersey City, NJ 07310

Item 2(a).	Name of Person Filing:

Neptune Capital Trust (the “Trust”) and Brian Mason, sometimes hereinafter referred to as the “Reporting Persons.” Mr. Mason is the managing trustee of the Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Persons is P.O. Box 325, Avarua, Rarotonga, Cook Islands.

Item 2(c).	Citizenship:

The Trust is formed under the laws of the Cook Islands. Mr. Mason is a New Zealand citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

74346J106

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

CUSIP No. 74346J106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

The Reporting Persons beneficially own 61,650,368 shares of Common Stock.

(b) Percent of Class:

24.7%, based upon 250,010,162 shares of Common Stock outstanding on November 11, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2015.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

61,650,368 shares of common stock

(ii) Shared power to vote or to direct the vote:

0 shares of common stock

(iii) Sole power to dispose or to direct the disposition of:

61,650,368 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:

0 shares of common stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

CUSIP No. 74346J106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

NEPTUNE CAPITAL TRUST

By:	/s/ Brian Mason
Name:	Brian Mason
Title:	Trustee

/s/ Brian Mason
Brian Mason